March 1, 2019

Samuel Lim
Cheif Executive Officer
Reebonz Holding Ltd
5 Tampines North Drive 5
#07-00
Singapore 528548

       Re: Reebonz Holding Ltd
           Registration Statement on Form F-1
           Filed February 25, 2019
           File No. 333-229839

Dear Mr. Lim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney, at 202-551-3342, with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products